PolyMet Mining Corp.
390 - 3600 Lysander Lane
Richmond, BC V7B 1C3
CANADA

Ladies and Gentlemen:

The undersigned (the "**Investor**") hereby confirms and agrees with PolyMet Mining Corp., a British Columbia company (the "**Company**"), as follows:

1. Subject to the terms and conditions of this subscription agreement (this "**Subscription Agreement**"), the Investor will purchase from the Company, and the Company will issue and sell to the Investor on a private placement basis, (i) an aggregate of 13,333,333 common shares (the "**Shares**") of the Company, no par value (the "**Common Shares**"), and (ii) warrants, in the form attached hereto as Exhibit A (the "**Warrants**"), to purchase up to an aggregate of 2,600,000 common shares (the "**Warrant Shares**", and collectively with the Shares and Warrants, the "**Securities**"), for an aggregate purchase price of US$19,999,999.50 (the "**Offering**").

2. The proceeds of the Offering will be made available by the Company to Poly Met Mining Inc. (the "**Subsidiary**") for (a) repayment of US$7.0 million of notes payable to Cliffs Erie L.L.C. (together with interest due and payable), and (b) permitting and other costs (including, without limitation, general corporate expenses) associated with the development of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota (together with all related property and assets, the "**Project**").

3. The closing (the "**Closing**") of the purchase and sale of the Shares and Warrants shall occur within 3 Business Days following satisfaction of all of the conditions set forth in Paragraphs 10 and 11 and, in any event, Closing shall occur no later than February 29, 2012 (the "**Closing Date**") at 10:00 am (New York time) at the offices of Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174.

4. The Company shall promptly upon receipt of this executed Subscription Agreement issue a press release and file a Report of Foreign Private Issuer on Form 6-K, together disclosing all material aspects of the transactions contemplated hereby. The Company shall not identify the Investor by name in any press release or public filing, or otherwise publicly disclose the Investor's name, without the Investor's prior written consent, unless required by applicable laws, rules and regulations.

5. The Investor represents and warrants to the Company, as of the date hereof and as of the Closing Date, as set forth below, and acknowledges that the Company is relying upon these representations and warrants in connection with the entering into of this Subscription Agreement:

   (a) The Investor has all necessary approvals of its directors, partners, shareholders or trustees and all requisite power and authority to execute and deliver this Subscription Agreement, to perform all of its obligations hereunder, and to undertake all actions required of the Investor hereunder.

(b) The Investor is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation.

(c) This Subscription Agreement has been duly and validly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable obligation of the Investor, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(d) The execution, delivery and performance by the Investor of this Subscription Agreement and the completion of the transactions contemplated hereby do not and will not result in a breach of or default under any of the Investor's constating documents, by-laws or resolutions or any agreement to which the Investor is a party or by which it is bound.

(e) The Investor is resident in the jurisdiction specified under the heading "Address" on the Investor Signature Page below. The Investor understands there are risks associated with an investment in the Securities and that no securities commission, stock exchange, governmental agency, regulatory body or similar authority has made any finding or determination or expressed any opinion with respect to the merits of investing in the Securities and there is no government or other insurance covering the Securities. The Investor confirms that it has been advised to consult its own legal and financial advisors with respect to the suitability of the Securities as an investment for the Investor and, except as otherwise provided herein, has not relied upon any statements made by or purporting to have been made on behalf of the Company in deciding to subscribe for the Securities; it has been independently advised by its own legal counsel as to the full particulars of restrictions with respect to trading in the Securities imposed by applicable securities laws, it confirms that no representation (written or oral) has been made to it by or on behalf of the Company with respect thereto, it acknowledges that it is aware of the fact that it may not be able to resell the Securities except in accordance with limited exemptions under applicable securities laws until expiry of the applicable "hold period" or "restricted period" and in compliance with the other requirements of applicable securities laws and that it is solely responsible for compliance with such resale restrictions, and it agrees that any certificate representing the Securities will bear a legend substantially similar to the following:

[NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED] [THESE SECURITIES HAVE NOT BEEN REGISTERED] UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF [AND THE SECURITIES

ISSUABLE UPON EXERCISE HEREOF], BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF POLYMET MINING CORP. ("THE ISSUER") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, [THE HOLDER OF THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY] [THIS SECURITY] MUST NOT TRADE [THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY] [THIS SECURITY] BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

The Investor acknowledges that it and/or the Company may be required to provide applicable securities regulatory authorities with certain information relating to the issuance of the Securities and the Investor agrees that it will provide to the Company, on request, such information as may be reasonably required by the Company in order to comply with the foregoing.

(f) The Investor is: (i) purchasing the Shares and Warrants as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade and was not created or used solely to purchase or hold the Shares and Warrants in reliance on the prospectus exemption set forth in Section 2.10 of National Instrument 45-106 - *Prospectus and Registration Exemptions* ("**NI 45-106**"); or (ii) an "accredited investor" as defined in NI 45-106 and is purchasing the Shares and Warrants, or deemed by NI 45-106 to be purchasing the Shares and Warrants, as principal and it was not created solely to purchase or hold the Shares and Warrants nor is it a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in another jurisdiction.

(g) The Investor: (i) has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Securities and has so evaluated the merits and risks of such investment; (ii) is capable of assessing the proposed investment in the Securities as a result of the Investor's

own experience or as a result of advice received from a person registered under applicable securities legislation; (iii) is aware of the characteristics of the Securities and the risks relating to an investment therein; and (iv) is able to bear the economic risk of loss of its investment in the Securities.

(h) The Investor confirms that neither of the Company, nor any of its directors, employees, officers, affiliates, or agents have made any representations (written or oral) to the Investor regarding the future value of the Securities.

(i) The Investor is acquiring the Securities for its own account, or an account over which it has investment discretion, and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Investor does not presently have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities. The Investor is not a broker-dealer registered with the United States Securities and Exchange Commission (the "**SEC**") under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

(j) At the time the Investor was offered the Shares and Warrants, it was, at the date hereof it is, and on the Closing Date and on each date on which it exercises any Warrants it will be, either (i) an "accredited investor" as defined in Rule 501(a) under the *United States Securities Act of 1933*, as amended (the "**Securities Act**") or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

(k) The Investor and its advisors and representatives have done such due diligence and other investigation of the Company as the Investor has determined, after consultation with its advisors and representatives, is appropriate in the circumstances. The Investor and its advisors and representatives have been furnished with all documents, information and due diligence materials that have been requested by the Investor and/or its advisors and representatives. The Investor and its advisors and representatives have been afforded the opportunity to ask questions of representatives of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its advisors or representatives shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained herein.

(l) No person will have, as a result of the transactions contemplated by this Subscription Agreement, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Investor.

(m) The Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or

presented at any seminar or any other general solicitation or general advertisement.

(n) The Investor understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.

(o) The Investor understands that the Securities are "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable state laws and regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Investor understands that the Securities have not been and, except as contemplated in the registration rights agreement between the Company and the Investor dated of even date herewith (the "**Registration Rights Agreement**"), are not required to be registered for resale under the Securities Act or any state securities laws, and may be offered for resale, assigned or transferred (each, a "**transfer**") pursuant only to (A) an effective registration statement under the Securities Act, (B) Regulation S under the Securities Act, or (C) an applicable exemption from registration under the Securities Act, provided that in connection with the transfer of the Securities pursuant to (C) above, the Investor shall have delivered to the Company an opinion of counsel of recognized standing, reasonably satisfactory to the Company and its counsel, to the effect that such Securities may be transferred without registration under the Securities Act, including pursuant to Section 4(1) under the Securities Act or Rule 144 promulgated under the Securities Act (or a successor rule thereto) (collectively, "**Rule 144**"), provided that no such opinion shall be required in the event of any such proposed transfer pursuant to Rule 144 where there is no current information requirement and provided further that in connection with any resale pursuant to (B) above the Investor shall have delivered a declaration in such form as the Company may prescribe from time to time, and, if required by the registrar and transfer agent for the Securities, an opinion of counsel of recognized standing reasonably satisfactory to the Company and its counsel, to the effect that the proposed resale may be effected without registration under the Securities Act. The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Subscription Agreement.

(p) The Investor understands that the offer, sale and issuance of the Securities is conditional upon such offer, sale and issuance being exempt from the

requirements to file and obtain a receipt for a prospectus or to deliver an offering memorandum, and the requirement to be a registered dealer, or upon the issuance of such orders, consents or approvals as may be required to enable such sale (or issuance, as the case may be) to be made without complying with such requirements, and that as a consequence of acquiring the Securities pursuant to such exemptions: (i) certain protections, rights and remedies provided by applicable securities legislation, including statutory rights of rescission or damages in the event of a misrepresentation will not be available to the Investor in connection with the purchase and sale of the Shares and Warrants; (ii) securities laws may not provide the Investor with an adequate remedy in the event that the Investor suffers investment losses in connection with the Securities subscribed for; (iii) the Investor may not receive information that would otherwise be required to be given under securities laws; and (iv) the Company is relieved from certain obligations that would otherwise apply under applicable securities laws.

(q) Except as otherwise provided herein, the Investor has relied solely upon publicly available information relating to the Company and not upon any oral or written representation as to fact or otherwise made by or on behalf of the Company and the Investor has not received or been provided with, nor has it requested, nor does it have any need to receive, any prospectus, offering memorandum or any other document (other than annual financial statements, interim financial statements or any other document (excluding offering memoranda, prospectuses or other offering documents) the content of which is prescribed by statute or regulation and which has been publicly filed on the System for Electronic Data, Analysis and Retrieval ("**SEDAR**")) describing the business and affairs of the Company, which has been prepared for delivery to and reviewed by prospective purchasers in order to assist them in making an investment decision in respect of securities of the Company.

(r) As of the date hereof and upon consummation of the transactions contemplated under the Amendment and Waiver (as defined below), the Investor is the direct or indirect beneficial owner, or exercises control or direction over, the securities of the Company set out on the Investor Signature Page hereto.

(s) Neither the Investor nor any person acting on behalf of, or pursuant to any understanding with or based upon any information received from, the Investor has, directly or indirectly, as of the date of this Subscription Agreement, engaged in any transactions in the securities of the Company or has violated its obligations of confidentiality with respect to the Offering since the time that the Investor was first contacted by the Company or its agents with respect to the transactions contemplated hereby. The Investor covenants that neither it, nor any person acting on behalf of, or pursuant to any understanding with or based upon any information received from, the Investor will engage in any transactions in the securities of the Company prior to the time that the transactions contemplated by this Subscription Agreement are publicly disclosed. Notwithstanding the foregoing, in the case of an Investor and/or its affiliates that is, individually or collectively, a multi-managed investment bank or vehicle whereby separate

portfolio managers manage separate portions of such Investor's or affiliates assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor's or affiliates assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio managers that have knowledge about the financing transaction contemplated by this Subscription Agreement.

(t) The Investor has sufficient funds to pay the aggregate subscription price in accordance with the terms of this Subscription Agreement.

6. The Company represents and warrants to the Investor, as of the date hereof and as of the Closing Date, as set forth below, and acknowledges that the Investor is relying upon these representations and warrants in connection with the entering into of this Subscription Agreement:

(a) The Company has all necessary approvals of its directors and shareholders and all requisite power and authority to execute and deliver this Subscription Agreement and the Warrants, to perform all of its obligations hereunder and thereunder, and to undertake all actions required of the Company hereunder and thereunder.

(b) The Company is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation.

(c) This Subscription Agreement and the Warrants have duly and validly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable obligation of the Company, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(d) The execution, delivery and performance by the Company of this Subscription Agreement and the Warrants and the completion of the transactions contemplated hereby and thereby do not and will not result in a violation of any law, regulation, order or ruling, including securities laws, applicable to the Company, and do not and will not constitute a breach of or default under any of the Company's constating documents, by-laws or resolutions or any agreement to which the Company is a party or by which it is bound.

(e) The SEDAR database contains in a publicly available format, complete and correct copies of all financial statements, reports, schedules, forms, statements and other documents filed with or furnished to the Canadian Securities Administrators (the "**CSA**") by the Company since January 1, 2009 (together with all exhibits and schedules thereto and documents and other information incorporated therein by reference, the "**CSA Documents**"). The Company has filed with or furnished to the CSA each CSA Document required by law to be

filed or furnished since January 1, 2009, and none of the CSA Documents at the time it was filed or furnished contained any untrue statement of a material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Except to the extent that information contained in any CSA Document filed or furnished and publicly available (a "**Filed CSA Document**") has been revised or superseded by a later filed or furnished Filed CSA Document, none of the CSA Documents contains any untrue statement of a material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The comparative financial statements (including the related notes) of the Company included in the CSA Documents complied, at the time the respective statements were filed, as to form in all material respects with the applicable accounting requirements and the rules of the CSA with respect thereto, have been prepared in accordance with generally accepted accounting principles in effect from time to time in Canada ("**GAAP**") (including, for clarity, International Financial Reporting Standards) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal and recurring year-end audit adjustments and provided that such unaudited interim financial statements may omit notes that are not required in the unaudited financial statements).

(f) The Company has filed or furnished all periodic reports (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the U.S. Securities and Exchange Commission ("**SEC**") since January 1, 2009 (such reports, as respectively amended since the time of their respective filings, "**Company SEC Reports**"). The Company SEC Reports: (a) were prepared in accordance with, and complied in all material respects with, the requirements of the Exchange Act and the rules and regulations promulgated thereunder applicable to such Company SEC Reports, and (b) did not at the time they were filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except in the case of each of the preceding clauses (a) and (b) to the extent corrected on or prior to the date of this Subscription Agreement, by the filing or furnishing of the applicable amending or superseding Company SEC Reports. None of the Company SEC Reports is the subject of outstanding SEC comments or, to Company's knowledge, ongoing SEC review.

(g) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any person or entity is required to be obtained or made by the Company in connection with its execution, delivery or performance of this Subscription Agreement and the Warrants, except for such filings and notifications as may be required to be made by the Company with the CSA, the

SEC or pursuant to state or local securities laws or the rules and regulations of the Toronto Stock Exchange (the "**TSX**") and the NYSE Amex (the "**NYSE Amex**"). Assuming the accuracy of each of the representations and warranties set forth in Paragraph 5, the issue of the Shares and the Warrant Shares upon exercise of the Warrants is exempt from the prospectus and registration requirements of Canadian securities laws and from registration under the Securities Act and any applicable U.S. state securities or "Blue Sky" laws and, if effected in the manner contemplated under this Subscription Agreement and the Warrants, such issuance will be in accordance with the rules of the TSX and the NYSE Amex.

(h) Upon the Closing, the Shares and the Warrants will be duly authorized and validly issued and outstanding Common Shares and Warrants, as the case may be, registered in the name of the Investor (or as it may direct in writing), and upon receipt of the purchase price by the Company, the Shares and Warrants, as the case may be, will be fully paid and non-assessable and shall be free and clear of any liens. Upon exercise in accordance with the Warrants, the Warrant Shares will be duly authorized and validly issued and outstanding Common Shares, registered in the name of the Investor (or as it may direct in writing), and upon receipt of the full exercise price for the Warrant Shares, the Warrant Shares will be fully paid and non-assessable and shall be free and clear of any liens.

(i) The issuance of the Shares and Warrants by the Company under this Subscription Agreement does not contravene, conflict with or result in a violation of the Company's constating documents, by-laws or the terms of any agreement or instrument to which the Company is a party or by which it is bound.

(j) The application of the shareholder rights plan of the Company dated as of December 4, 2003 and as amended and restated on May 25, 2007 and January 16, 2008 (the "**Rights Plan**"), has been waived by the Board of Directors of the Company in connection with the Offering and the transactions contemplated herein with respect to the Amendment and Waiver (as defined herein) and the Amended and Restated Exchange Warrant (as defined herein) and will continue to ensure that the Rights Plan does not apply to any such transactions.

(k) Neither the Company, nor any of its subsidiaries or its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities. The Company has not engaged any placement agent or other agent in connection with the sale of the Securities.

(l) None of the Company, its subsidiaries, any of its affiliates, and any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for

purposes of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its subsidiaries, their affiliates and any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Securities under the Securities Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.

(m) The Company is not and, after giving effect to the offering and sale of the Securities as described in this Subscription Agreement and the application of the proceeds thereof, will not be an "investment company" as defined in the United States Investment Company Act of 1940.

7. This Subscription Agreement will involve no obligation or commitment of any kind until this Subscription Agreement is accepted and countersigned by or on behalf of the Company. The Investor acknowledges and agrees that the Investor's receipt of the Company's counterpart to this Subscription Agreement shall constitute written confirmation of the Company's offering and sale of Shares and Warrants to such Investor.

8. All covenants, agreements, representations and warranties herein will survive the execution of this Subscription Agreement, the delivery of the Shares and Warrants being purchased and the payment therefor. Any investigation by or knowledge of the Investor and its advisors shall not mitigate, diminish or affect the representations and warranties of the Company pursuant to this Subscription Agreement.

9. Concurrently with or prior to execution of this Subscription Agreement, the Company delivered to the Investor certified resolutions of the Board of Directors of the Company waiving the application of the Rights Plan to the Offering and the transactions contemplated herein with respect to the Amendment and Waiver (as defined herein) and the Amended and Restated Exchange Warrant (as defined herein).

10. On or prior to the Closing, the Company shall deliver or cause to be delivered to the Investor the following:

(a) this Subscription Agreement, a certificate representing the Warrants, the Registration Rights Agreement, the Amendment and Waiver Agreement among the Company, the Investor and PolyMet Mining Inc., dated of even date herewith (the "**Amendment and Waiver**") and the Amended and Restated Exchange Warrant (as defined below), in each case, duly executed by the Company; and

(b) the share certificate evidencing the Shares.

11. The obligation of the Investor hereunder to purchase the Shares and Warrants at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions, provided that these conditions are for the Investor's sole benefit and may be

waived by the Investor at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have delivered to the Investor the applicable deliverables set forth in Paragraph 10.

(b) The Investor shall have received the opinion of Troutman Sanders LLP dated as of the Closing Date in form and substance satisfactory to the Investor and its legal counsel, acting reasonably and shall have received the opinion of Farris, Vaughan, Wills & Murphy LLP (or other counsel reasonably satisfactory to the Investor) dated as of the Closing Date covering the matters set forth on Exhibit B hereto.

(c) The representations and warranties of the Company shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Company prior to the Closing Date and the Investor shall have received a certificate signed on behalf of the Company by the chief financial officer and chief executive officer to such effect and certifying the matters referred to in Paragraphs 11(e) through (g) inclusive.

(d) Receipt by the Investor from the Company of a copy of resolutions adopted by its Board of Directors, certified to be true, accurate and complete, in full force and effect as of the Closing Date, approving the execution of this Subscription Agreement and the Warrants and the consummation of the transactions contemplated herein and therein and the waiver of the application of the Company's shareholders rights plan to the transactions contemplated herein including those specified in paragraph 13 hereof.

(e) The Company shall have obtained all governmental or regulatory consents and approvals, if any, necessary for the sale of the Securities, including customary TSX and NYSE Amex share listing approval with respect to the Shares and the Warrant Shares.

(f) There shall be no actions, suits or proceedings to prohibit, condition or materially limit the ownership or full rights of ownership of any of the Securities and no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of any of the Securities having been issued or made by any stock exchange, securities commission, court or other regulatory authority and be continuing in effect.

(g) The Company shall not have (i) become insolvent, (ii) dissolved, (iii) ceased to do business, (iv) filed for bankruptcy, (v) have filed against it a petition in bankruptcy or (vi) taken, or failed to oppose, any action in furtherance of the foregoing.

12. The obligation of the Company hereunder to issue and sell the Shares and Warrants to the Investor at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing the Investor with prior written notice thereof:

(a) The Investor shall have duly executed and delivered to the Company this Subscription Agreement, the Registration Rights Agreement and the Amendment and Waiver.

(b) The Investor shall have delivered to the Company the purchase price for the Shares and the Warrants being purchased by the Investor at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(c) The representations and warranties of the Investor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, and the Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Investor prior to the Closing Date and the Company shall have received a certificate signed on behalf of the Investor by two senior officers of the Investor to such effect.

(d) The offering, sale and issuance of the Securities by the Company shall not be prohibited by any law or governmental order or regulation.

13. The Company and the Investor acknowledge that the right of first refusal contained in paragraphs 11, 12 and 13 of the subscription agreement dated November 12, 2010 between the Company and Investor is in full force and effect, unamended, and shall continue in full force and effect until such time the Company and Investor, agree in writing, that such right of first refusal is amended or terminated. Notwithstanding any other provision of this Subscription Agreement, this Paragraph 13 shall survive the termination or completion of the Offering under this Subscription Agreement.

14. The Company and the Investor acknowledge that simultaneously with the execution of this Subscription Agreement, they will each execute and deliver (i) the Amendment and Waiver, pursuant to which the Company and the Investor will, among other things, (1) waive certain provisions of the Purchase Agreement, dated as of October 31, 2008, as amended (the "**Purchase Agreement**") and (2) amend certain provisions of (A) the Company's outstanding Floating Rate Secured Debentures held by the Investor and issued pursuant to the Purchase Agreement, and (B) warrants to purchase 3,000,000 Common Shares held by the Investor; and (ii) an Amended and Restated Exchange Warrant (the "**Amended and Restated Exchange Warrant**") which is exercisable by the Investor for Common Shares of the Company in an amount equal to the principal amount of the Floating Rate Secured Debentures divided by US$1.50.

15. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within the United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified domestic mail, three business days after so mailed, (ii) if delivered by a nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, or (iv) if delivered by facsimile, upon electronic confirmation of receipt and shall be delivered as addressed as follows:

If to the Company, to:

PolyMet Mining Corp.
390 - 3600 Lysander Lane
Richmond, BC V7B 1C3
CANADA
Attention: Douglas J. Newby, Chief
Financial Officer
Facsimile: (604) 248-0940

with a copy to:

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Attention: Henry I. Rothman, Esq.
Facsimile: (212)704-5950

If to the Investor, at its address on the signature page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

16. The Company acknowledges that the only material, non-public information relating to the Company or its subsidiaries that the Company, its employees or agents has provided to the Investor in connection with the Offering prior to the date hereof is the existence of the Offering.

17. This Subscription Agreement may be terminated by the Investor or the Company, by notice to the other party, if any of the conditions set forth in Paragraphs 10 and 11, as the case may be, have not be satisfied or waived at or before the Closing or by the Investor if Closing has not occurred by February 29, 2012; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party.

18. This Subscription Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor. This Subscription Agreement will be governed by the internal laws of the State of New York, without

regard to principles of conflicts of laws (other than Section 5-1401 of the New York General Obligations Law). This Subscription Agreement may be executed in one or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and signatures may be delivered by facsimile or by e-mail delivery of a ".pdf" format data file.

[signature page follows]

INVESTOR SIGNATURE PAGE

Number of Shares	13,333,333
Number of Warrants	2,600,000
Aggregate Purchase Price:	US$19,999,999.50

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: November 30, 2011

GLENCORE AG
INVESTOR

By:

Print Name: Daniel Maté

Title: Officer

By:

Print Name: Richard Marshall

Title: Officer

Taxpayer Identification Number:

Address: Glencore AG
Baarermattstrasse 3
CH-6341 Baar
Switzerland

SECURITIES OF THE COMPANY BENEFICIALLY OWNED OR CONTROLLED BY THE INVESTOR:

Following completion of the Offering and the related transaction, the Investor will hold:

1. Floating Rate Secured Debentures, in the aggregate principal amount of US$25,000,000, plus capitalized interest of approximately US$3,600,000, due the earlier to occur of (i) the date which is 10 business days after the date on which (1) the Subsidiary and/or the Company receive all permits required to commence construction of the Project in form and substance satisfactory to Glencore, acting reasonably, and (2) Senior Construction Financing (as defined in the Purchase Agreement) is made available to the Subsidiary and/or the Company, in form and substance satisfactory to Glencore, acting reasonably and (ii) September 30, 2014;

2. an Amended and Restated Exchange Warrant exercisable from time to time, to purchase the Company's common shares in an amount equal to the principal amount of the outstanding Floating Rate Secured Debentures divided by US$1.50. Notwithstanding the foregoing, pursuant to an Amended and Restated Exchange Warrant, at the maturity date of the outstanding Floating Rate Secured Debentures, if (1) the Subsidiary and/or the Company have received all permits required to commence construction of the Project in form and substance satisfactory to the Investor, acting reasonably, and (2) Senior Construction Financing made available to the Subsidiary and/or the Company, in form and substance satisfactory to Glencore, acting reasonably, the Investor will transfer the outstanding Floating Rate Secured Debentures to the Company in exchange for the issuance by the Company to the Investor of fully paid and non-assessable Common Shares equal to the principal amount of the outstanding Floating Rate Secured Debentures plus accrued and unpaid interest thereon divided by US$1.50;

3. a warrant, exercisable from time to time, to purchase up to 3,000,000 Common Shares at US$1.50 per Common Share; and

4. a warrant, exercisable from time to time, to purchase up to 2,600,000 Common Shares at US$1.50 per Common Share.

The Investor owns directly 28,634,509 common shares of the Company and, following completion of the Offering, will own 41,967,842 Common Shares.

The Company is obligated to issue to the Investor, and the Investor is obligated to purchase from the Company, 5,000,000 Common Shares on the earlier of (i) the date of the Company's funding requirement as set forth in the Company's budget delivered to the Investor pursuant to that certain subscription agreement, dated as of November 12, 2010, (ii) the tenth business day following receipt by the Company of key permits, in forms reasonably acceptable to the Investor, that enable the Company to begin construction of the Project, and (iii) October 15, 2012.

SUBSCRIPTION AGREEMENT

Agreed and Accepted November 30, 2011

POLYMET MINING CORP.

By:______________________________

Name: Douglas Newby

Title: Chief Financial Officer

EXHIBIT A
FORM OF WARRANT

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF POLYMET MINING CORP. ("THE ISSUER") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA.

NEITHER THE SECURITIES REPRESENTED HEREBY NOR THE COMMON SHARES TO BE ISSUED UPON THEIR EXERCISE HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE ◆, 2012.

Issuance Date: ________________

NON-TRANSFERABLE COMMON SHARE PURCHASE WARRANT

to acquire Common Shares of

POLYMET MINING CORP.

(a company incorporated under the laws of the Province of British Columbia)

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMIT HEREIN PROVIDED.

Warrant Certificate No. _________

CERTIFICATE FOR 2,600,000 (Two Million Six Hundred Thousand) Common Share Purchase Warrants, each Common Share Purchase Warrant entitling the holder thereof to acquire one Common Share of PolyMet Mining Corp.

1. **Warrants to purchase Common Shares.** This is to certify that ___________ (the "**holder**" or "**Warrantholder**") is entitled, subject to the terns and conditions set forth herein, to subscribe for and purchase one fully paid and non-assessable common share (a "**Common Share**") in the capital of PolyMet Mining Corp. (the

"**Company**") as constituted on the date hereof for each whole Common Share Purchase Warrant (collectively, the "**Warrants**") by surrendering this certificate, together with a subscription form in the form attached as Schedule "A" hereto ("**Exercise Form**") duly completed and executed evidencing the subscription (which on delivery to the Company shall be irrevocable) and a certified cheque or bank draft made payable by the holder to the Company in same day freely transferable U.S. funds at the office of the Company in the City of Vancouver, British Columbia, Canada in an amount equal to the Purchase Price (as defined below) of the Common Shares so subscribed for. The holder is entitled to exercise such Warrants at any time until December 31, 2015 (the "**Warrant Expiry Date**") before 5:00 p.m. (Vancouver time).

2. **Purchase Price.** Subject to adjustment thereof in the events and in the manner set forth herein, the price payable for each Common Share upon the exercise of Warrants shall be USD$1.50 per Common Share (the "**Purchase Price**").

3. **Delivery of Shares.** Within five business days of the full or partial exercise of the Warrants, certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form attached hereto at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this certificate, the holder hereof will be entitled to receive without charge a new certificate in respect of the balance of the Common Shares not so purchased.

4. **Adjustment of Subscription and Purchase Rights.** From and after the date hereof, the Purchase Price and number of Common Shares deliverable upon the exercise of the Warrants will be subject to adjustment in the following events and in the following manner:

(a) if and whenever at any time prior to the Warrant Expiry Date the Company shall:

(i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

(iii) issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares;

(any of the events described in (i), (ii) and (iii) being referred to as a "**Share Reorganization**");

the number of Common Shares purchasable pursuant to the Warrants (the "**Exchange Number**") evidenced hereby shall be adjusted immediately after the record date at which the holders of the Common Shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Number in effect on the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization (including Common Shares issuable upon the conversion of the convertible securities issued under (a)(iii) above) and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(b) if and whenever at any time prior to the Warrant Expiry Date, there is a reclassification of the Common Shares or a capital reorganization of the Company other than as described in subsection 4(a) or a consolidation, amalgamation, merger or plan of arrangement of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a "**Capital Reorganization**"), any Warrantholder who has not exercised its right of acquisition under its

Warrants prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares such Warrantholder would otherwise be entitled to acquire, the number of shares and warrants or other securities or property of the Company or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares sought to be acquired by it. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 4 with respect to the rights and interests thereafter of the holder of this Warrant certificate to the end that the provisions set forth in this Section 4 shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants evidenced hereby;

(c) if and whenever at any time prior to the Warrant Expiry Date, the Company shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares, Participating Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a "**Rights Offering**" and Common Shares, Convertible Securities or Participating Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the "**Offered Shares**"), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares or Participating Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d) if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Company shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends paid in the ordinary course) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a "**Special Distribution**"), the Exchange Number shall be adjusted effective immediately after the record

date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (B) the Current Market Price thereof on that date; less, the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

For purposes of this Section 4(d), "cash dividends paid in the ordinary course" means dividends having a value which do not exceed, in the aggregate, the greater of (a) 25% of the retained earnings of the Company as at the end of the immediately preceding fiscal year; and (b) 50% of the aggregate consolidated net income of the Company determined before computation of unusual or extraordinary items, for the immediately preceding fiscal year.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(e) the adjustments provided for in this Section 4 in the number of Common Shares and classes of securities which are to be received on the exercise of Warrants are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Number or the number kind securities issuable hereunder;

(f) if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Company shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Warrants who exercise their rights thereafter shall be entitled to receive Common Shares as they would have received had the Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4;

(g) any adjustment of the Exchange Number as set forth herein shall also include a corresponding adjustment to the Purchase Price which shall be calculated by multiplying the Purchase Price by a fraction: (i) the numerator of which shall be the Exchange Number prior to the adjustment, and (ii) the denominator of which shall be the Exchange Number after the adjustment. No adjustment in the Purchase Price shall be required unless the cumulative effect of such adjustment or adjustments would change the Purchase Price by at least 1% of the prevailing Purchase Price provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(h) notwithstanding the foregoing, no adjustment will be made in respect of an event described in paragraph 4(a)(iii) or subsections 4(b) or 4(d) if the Warrantholders are entitled to participate in

the event on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of any stock exchange upon which the Common Shares are listed for trading;

(i) in the event of any question arising with respect to the adjustments provided in this Section 4, such question shall conclusively be determined by a firm of chartered accountants appointed by the Company and acceptable to the holder (who may be the Company's auditors). Such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder;

(j) as a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Warrants issued by it are entitled to receive on the full exercise thereof in accordance with the provisions hereof;

(k) at least 21 days before the effective date of or record date for any event referred to in Section 4, that requires or might require an adjustment in the subscription rights pursuant to a Warrant, including the Purchase Price and the number of Common Shares purchasable on exercise of a Warrant, the Company will give notice to the Warrantholders of the particulars of the event and, to the extent, determinable, any adjustment required. If it is not reasonably practicable for the Company to give 21 days notice as aforesaid, the Company will give as much notice as is reasonably practicable in the circumstances;

(l) the Company covenants with the holder that it will not close its transfer books or take any other corporate action which might deprive the holder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 21 days after the giving of the notice set forth in subsection 4(k);

(m) the Company covenants with the holder that so long as any Warrants remain outstanding and may be exercised:

   (i) it will use commercially reasonable efforts to cause the Common Shares issuable on exercise of the Warrants to be listed on the Toronto Stock Exchange (the "**TSX**") and the New York Stock Exchange Amex (the "**NYSE Amex**"); it will reserve and keep available, out of its authorized and unissued Common Shares, a sufficient number of Common Shares free of pre-emptive rights for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

   (ii) it will cause the Common Shares and the certificates representing the Common Shares subscribed for pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the provisions hereof;

   (iii) all Common Shares which shall be issued upon exercise in the manner provided for herein, shall be fully paid and non-assessable;

   (iv) it will use commercially reasonable efforts to maintain its status as a reporting issuer not in default in the Provinces of Canada in which it currently is a reporting issuer and to maintain the listing of the Common Shares on the TSX and NYSE Amex; and

   (v) it will well and truly perform and carry out all of the acts or things to be done by it as provided under provisions hereof;

(n) if and whenever at any time prior to the Warrant Expiry Time, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this Section, which in the reasonable opinion of the directors of the Company would prejudicially affect the rights of any holders of Warrants, the Exchange Number and, if required, the Purchase Price will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders; and

(o) for the purpose of this Section 4: (i) **"Participating Share"** means a share (other than a Common Share) that carries the right to participate in earnings to an unlimited degree; and (ii) **"Convertible Security"** means a security convertible into or exchangeable for a Common Share or a Participating Share or both.

5. **Mandatory Exercise.** Subject to the receipt of the necessary approvals (including, without limitation, any expiration or early termination of any applicable waiting periods) under the Hart-Scott-Rodino Act and other applicable regulatory approvals, the Company has the right to require the Warrantholder to exercise the Warrants evidenced hereby if:

(a) the Current Market Price (as defined herein) of the Common Shares is equal to or greater than 150% of the Purchase Price; and

(b) the Company or Poly Met Mining Inc. has:

(i) Senior Construction Financing (as defined in the purchase agreement between the Company, Poly Met Mining Inc. and Glencore A.G. dated October 31, 2008, as amended from time to time) made available for the development of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota, USA (the **"Project"**) in form and substance satisfactory to the Warrantholder, acting reasonably; and

(ii) obtained all necessary permits, in form and substance satisfactory to the Warrantholder, acting reasonably, required to commence construction of the Project.

The Company may, within 10 Business Days after the end of any such Threshold Period, deliver a written notice to the Warrantholder to require the Warrantholder to exercise this Warrant for all but not less than all of the Warrant Shares. The Warrantholder shall have 20 Business Days to exercise the Warrants. In the event that the Warrantholder fails to so exercise the Warrant within 20 Business Days of receipt of the above-mentioned written notice, this Warrant shall immediately expire and be null and void.

6. **No Fractional Common Shares.** The Company will not, pursuant to Section 4 or under any other circumstances, be obligated to issue any fraction of a Common Share upon the exercise of a Warrant or Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise such right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares. If not so exercised, the Company shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Common Share.

7. **Definition of "Current Market Price".** For the purpose of any computation under this Warrant certificate, the "Current Market Price" at any date, means the weighted average price per share at which the Common Shares have traded:

(a) on the TSX;

(b) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Company's directors, acting reasonably; or

(c) if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 30 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 30 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably.

8. **Legending of Common Shares**.

(a) Certificates representing Common Shares issued in the United States or to or for the account or benefit of a U.S. Person or person in the United States upon exercise of Warrants and all certificates issued in. exchange thereof or in substitution therefor, until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, shall bear the following legend:

> **"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF POLYMET MINING CORP. ("THE ISSUER") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."**

provided, that if at the time the Company is a "foreign issuer" as defined in Regulation S under the U.S. Securities Act, the Common Shares or Warrants are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S of the U.S. Securities Act and in compliance with Canadian local laws and regulations, any such legend may be removed by the holder thereof providing a declaration to the Warrant Agent to the effect set forth in Schedule "B" (or as the Company may prescribe from time to time) and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(b) Notwithstanding the foregoing, the Company's transfer agent may impose additional requirements for the removal of legends from securities sold in compliance with Rule 904 of Regulation S in the future; and

(c) Any share certificates issued pursuant to an exercise of these Warrants prior to ◆ **[date that is 4 months and a day after the distribution date]** shall bear the following legend:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DATE AFTER THE DISTRIBUTION DATE]."**

9. **Change; Waiver.** Subject to the approval of the TSX, the provisions of these Warrants may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Company and the holders of at least two-thirds of the Warrants then outstanding that were issued contemporaneously with the Warrants issued to the holder.

10. **Transfer.** The Warrants are non-transferable.

11. **General.**

(a) The headings in this certificate are for reference only and do not constitute terms of the certificate.

(b) Whenever the singular or masculine is used in this certificate the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

(c) No Common Shares will be issued pursuant to the exercise of any Warrant if the issue of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction.

(d) If this certificate becomes stolen, lost, mutilated or destroyed, the Company shall, on such terms as it may in its discretion acting reasonably impose, issue and deliver to the holder a new certificate of like denomination, tenor and date as the certificate so stolen, lost, mutilated or destroyed.

(e) Except as expressly set out herein, the holding of this certificate or the Warrants represented hereby shall not constitute a holder hereof a holder of Common Shares nor entitle it to any right of interest in respect thereof.

(f) This certificate shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

(g) This certificate shall be subject to, governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada.

(h) Unless otherwise specified, all references herein to monetary amounts are references to lawful money of Canada.

(i) Any notice which the Company is required to give to the holder hereunder shall be deemed to be properly given if sent by ordinary prepaid mail to the address for the holder shown on the holder's subscription agreement (unless the holder subsequently notifies the Company of a change of such address), and such notice will be deemed to be given at the time of mailing.

IN WITNESS WHEREOF the Company has caused this Warrant certificate to be duly signed as of **[November ◆, 2011]**.

POLYMET MINING CORP.

By: ______________________________

Authorized Signatory

SCHEDULE A

EXERCISE FORM

TO: PolyMet Mining Corp. (the "**Company**")

1. The undersigned holder of the Warrant certificate hereby subscribes for common shares ("**Common Shares**") of the Company (or such number of Common Shares or other securities or property to which such subscription entitles him or her in lieu thereof or in addition thereto under the provisions of the attached Warrant certificate) at the price determined under, and on the terms specified in, the Warrant certificate and encloses herewith a bank draft, certified cheque or money order payable to or to the order of the Company in payment therefor.

2. The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows.

Name(s) in Full	Address(es)* (Include Postal Code)	Number(s) of Common Shares

* Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B below is checked.

3. The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐ It (i) at the time of exercise of this Warrant is not in the United States; (ii) is not a "U.S. person", as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and is not exercising this Warrant on behalf of a "U.S. person" or a person in the United States; and (iii) did not execute or deliver this Exercise Form in the United States.

B. ☐ It is tendering with this exercise form an opinion of counsel reasonably satisfactory to the Company to the effect that the exercise is pursuant to an effective registration statement under the U.S. Securities Act or that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The undersigned holder understands that unless Box A above is checked or the exercise is pursuant to an effective registration statement under the U.S. Securities Act, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

The undersigned holder further understands that if the Warrants are exercised at a time when the Company is not a "foreign issuer" (as defined in Regulation S under the U.S. Securities Act) and Box A above is checked, the undersigned agrees and understands that the Common Shares may be transferred without registration only to the Company, outside the United States in compliance with Rule 904 under the U.S. Securities Act, or pursuant to an exemption from registration, and that hedging transactions with regard to the Common Shares may not be conducted

unless in compliance with the U.S. Securities Act, and the certificate representing the Common Shares will bear a legend to such effect.

Terms not defined herein shall have the same meanings ascribed to them in the Warrant certificate.

DATED this ______ of ____________________, __________.

______________________________	______________________________
Signature Guaranteed by:	Signature of Warrant holder*
	______________________________
	Name of Warrant holder
	______________________________
	______________________________
	Address of Warrant holder (include postal code)

* This signature must correspond exactly with the name appearing on the registration panel.

☐ Please check box if the Common Share certificates are to be delivered at the office where this Warrant certificate is surrendered, failing which the certificates will be mailed.

THE RIGHT TO PURCHASE SHARES UNDER THIS WARRANT EXPIRES AT 5:00 P.M. VANCOUVER TIME ON DECEMBER 31, 2015.

Instructions:

1. The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant certificate representing the Warrants being exercised to the Company at its principal office in Vancouver, British Columbia. Certificates for Common Shares will be delivered or mailed within five (5) business days after the exercise of the Warrants.

2. If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant certificate, the signature of such holder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a Company or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: POLYMET MINING CORP.

The undersigned:

1. acknowledges that the sale of the securities of PolyMet Mining Corp. ("**PolyMet**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and

2. certifies that:

   (a) the undersigned is not an "affiliate" of PolyMet (as that term is defined in Rule 405 under the U.S. Securities Act);

   (b) the offer of such securities was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (ii) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

   (c) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as that term is defined in Regulation S under the U.S. Securities Act) in the United States in connection with the offer and sale of such securities;

   (d) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act);

   (e) the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and

   (f) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act.

Dated: ______________________________

By: ________________________________

Name: ______________________________

Title: _______________________________

EXHIBIT B
FORM OF OPINION

[•], 2011

Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland

Dear Sirs/Mesdames:

Re: PolyMet Mining Corp. – Financing by Glencore AG

We have acted as counsel to PolyMet Mining Corp. a British Columbia company (the "**Company**") in connection with the subscription agreement dated November 30, 2011 (the "**Subscription Agreement**") with Glencore AG (the "**Purchaser**") providing for the issuance to the Purchaser of 13,333,333 common shares ("**Common Shares**") of the Company at a price of US$1.50 per share.

As part of the transactions contemplated by the Subscription Agreement, the Company and the Purchaser, together with the Company's wholly owned subsidiary, Poly Met Mining, Inc. (the "**Subsidiary**"), are also: (i) issuing to the Purchaser common share purchase warrants (the "**Warrant**") to purchase up to an aggregate of 2,600,000 Common Shares (the "**Underlying Shares**") at an exercise price of US$1.50 per share, subject to adjustment as provided for in the Warrant, at any time until 5:00 p.m. (Vancouver time) on December 31, 2015; (ii) amending and restating the exchange warrants (the "**Exchange Warrant**", as amended and restated the "**Amended and Restated Exchange Warrant**") issued by the Company to the Purchaser on October 31, 2008 to extend the expiry date and reduce the exercise price from US$4.00 to US$1.50 resulting in the possible issuance of an additional [•] Common Shares (the "**Additional Exchange Shares**"); (iii) waiving pursuant to section 5.1(a) of the Shareholder Rights Plan Agreement dated as of December 4, 2003, and as amended and restated on May 25, 2007 and January 16, 2008, between the Company and Computershare Investor Services Inc. (formerly known as Pacific Corporate Trust Company) (the "**Rights Plan**"), the application of section 3.1 of the Rights Plan with respect to the offering and sale of the Common Shares and the issuance of Common Shares upon exercise of all convertible securities of the Company currently held by

the Purchaser (the "**Rights Plan Waiver**"); and (iv) agreeing to extend the maturity date of the US$25,000,000 aggregate principal amount of Floating Rate Secured Debentures (the "**Debentures**") issued by the Subsidiary to the Purchaser on November 12, 2010 and to reduce the exercise price of the common share purchase warrants (the "**2010 Warrants**") issued by the Company to the Purchaser on November 12, 2010 pursuant to an Amendment and Waiver (the "**Amendment and Waiver**") entered into on November 30, 2011 between the Company, the Subsidiary and the Purchaser.

The offering and sale of the Common Shares and Warrants are being made by way of private placement pursuant to prospectus and registration exemptions under BC Instrument 72-503 – *Distribution of Securities outside British Columbia.*

Capitalized terms used but not defined herein have the meanings given to such terms in the Subscription Agreement.

The Subscription Agreement, the Amendment and Waiver, the Warrant and the Amended and Restated Exchange Warrant are referred to collectively as the "**Company Transaction Documents**".

We have also examined such statutes, public and corporate records, documents and considered such matters of law as in our judgment are necessary or appropriate to enable us to render the opinions expressed below. As to certain factual matters, we have relied upon a certificate of an officer of the Company dated **[•]**, 2011, a copy of which has been delivered to you, and have not sought to verify independently such matters. We have also relied upon and not sought to verify independently the representations and warranties as to factual matters contained in and made pursuant to the Subscription Agreement by the Purchaser.

In rendering this opinion, we have assumed:

(a) the genuineness of all signatures (whether on originals or copies of documents);

(b) the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as notarial, true, certified, conformed, photostatic or facsimile copies thereof and the truthfulness and completeness of all certificates of public officials and corporate officials;

(c) that the minute books of the Company are complete and up to date in all respects and contain complete and accurate copies of the constating documents of the Company, all resolutions and minutes of the directors and shareholders of the Company;

(d) that the acknowledgments, representations and warranties of the Purchaser set forth in Sections 5(e), 5(p) and 5(q) of the Subscription Agreement have been complied with and are true, correct and accurate in all respects;

(e) that the acknowledgments, representations and warranties of the Purchaser set forth in Sections 4(e), 4(p) and 4(q) of the subscription agreement dated November 12, 2010 between the Company and the Purchaser have been complied with and are true, correct and accurate in all respects;

(f) that no order, ruling or decision of any court or regulatory or administrative body is or has been in effect at any material time that restricts any trades in securities of the Company or that affects any person or company (including the Company) that engages in such a trade;

(g) that each of the Company Transaction Documents has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation enforceable in accordance with its terms against each party thereto other than the Company; and

(h) that each of the Company Transaction Documents constitute a legal, valid and binding obligation enforceable in accordance with its term against the Company.

Whenever our opinion herein with respect to the existence or absence of facts or circumstances is qualified by the expression "to our knowledge" or "of which we are aware" or words to like effect, it is based solely on (i) the actual knowledge of our current partners and associate lawyers directly involved in, and obtained during the course of, representing the Company in connection with the matters contemplated by the Company Transaction Documents, and (ii) a review of the certificate of an officer of the Company dated **[•]**, 2011, a copy of which has been delivered to you.

We are qualified to practise law in British Columbia. Our opinion has been sought in respect to the laws of such jurisdiction and the federal laws of Canada applicable therein. We express no opinion with respect to the laws of any other jurisdiction. In particular, to the extent that the laws of British Columbia or the federal laws of Canada applicable therein would require the application of the laws of any other jurisdiction, no opinion is expressed as to the laws of such other jurisdiction.

In expressing the opinion in paragraph 1, we have relied exclusively upon a Certificate of Good Standing dated **[•]**, 2011 by the British Columbia Registrar of Companies, a copy of which has been delivered to you, and we have assumed such certificate continues to be accurate on the date hereof.

In expressing the opinion in paragraph 2, we have relied exclusively upon a letter dated **[•]**, 2011 provided to us by Computershare Investor Services Inc., acting in its capacity as registrar and transfer agent to the Company, a copy of which has been delivered to you.

In expressing the opinion in paragraph 13, we have relied exclusively upon the conditional approval of the Toronto Stock Exchange (the "**TSX**") dated **[•]**, 2011, a copy of which has been delivered to you.

In expressing the opinions in paragraphs 14, 16 and 17, we have assumed that each of the Company and the Purchaser is not engaged in the business of trading in securities or exchange contracts as a principal or agent, and does not hold itself out as engaging in the business of trading in securities or exchange contracts as principal or agent within the meaning of applicable Canadian securities laws.

In expressing the opinion in paragraph 20, we have relied upon our review of the reporting issuers list prepared by the BCSC and published on the BCSC's website on **[•]**, 2011, which list we assume continues to be accurate as of the date hereof.

We understand that the assumptions, qualifications and reliances expressed in the preceding paragraphs are satisfactory to you.
Based upon and relying on the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

<u>Opinions</u>

1. The Company exists as a company under the *Business Corporations Act* (British Columbia), and is, with respect to the filing of annual reports, in good standing with the Office of the Registrar of Companies for the Province of British Columbia.

2. The authorized capital of the Company consists of an unlimited number of Common Shares of which [•] Common Shares are issued and outstanding.

3. The Company has the necessary corporate power and authority to carry on its business as conducted by it, as set out in the Company's Annual Report on Form 20-F (the "**Annual Report**") for the fiscal year ended January 31, 2011, as amended, and to own, lease and operate its property and assets as set out in such Annual Report.

4. The Company has the necessary corporate power and capacity, and has taken all necessary corporate action, to authorize the execution and delivery of each Company Transaction Document, and to perform its obligations thereunder.

5. Each Company Transaction Document has been duly authorized, executed and delivered by the Company.

6. The choice of the laws of the State of New York (the "**Governing Law**") to govern the Company Transaction Documents will be recognized and given effect by a British Columbia court (a "**BC Court**") in any proceedings that are properly brought in the BC Court to enforce the Company Transaction Documents, provided that:

   (a) the choice of the Governing Law is *bona fide* and was not made with a view to avoid the consequences of the law of any other jurisdiction;

   (b) the choice of the Governing Law is not contrary to public policy ("**Public Policy**") under the laws of British Columbia and the laws of Canada applicable in British Columbia ("**British Columbia Law**"); and

   (c) the BC Court has discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such action, or if concurrent proceedings are being brought elsewhere;

   and in any such proceedings the BC Court will apply the Governing Law if specifically pleaded and proved in the BC Court except that:

   (d) the BC Court may decline to give effect to any Governing Law if to do so would be contrary to Public Policy;

(e) on matters governing procedure before the BC Court British Columbia Law will be applied;

(f) the BC Court will not apply Governing Law which it characterizes as revenue, expropriatory, penal or similar laws; and

(g) the law governing the validity, perfection and effect of perfection or non-perfection of any security interest in personal property of the type which is subject to the *Personal Property Security Act* (British Columbia) will be determined in accordance with the conflict of law provisions of that Act.

7. A final and conclusive judgment *in personam* in an action with respect to the enforcement of the Company Transaction Documents for a sum certain granted (a "**Foreign Judgment**") by a court in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York (the "**Foreign Court**") that is subsisting and unsatisfied and has not been stayed is enforceable in a BC Court by an action on such Foreign Judgment for the amount due under such Foreign Judgment:

(a) if such Foreign Judgment is obtained after valid service of process on the Company in accordance with the laws (the "**Foreign Law**") of the Foreign Jurisdiction;

(b) if the Foreign Court acted within its jurisdiction under the Foreign Law;

(c) if such Foreign Judgment is not impeachable as void or voidable or otherwise ineffective under the Foreign Law;

(d) if such Foreign Judgment was not obtained by fraud or any manner contrary to the rules of natural justice and the enforcement thereof would not be inconsistent with Public Policy;

(e) if the enforcement of such Foreign Judgment in British Columbia does not constitute, directly or indirectly against the Company, the enforcement of laws characterized by a BC Court as being a revenue, expropriatory, penal or similar law;

(f) if no new admissible evidence relevant to the action which is the subject matter of such Foreign Judgment and which the Company could not have ascertained is discovered or arises prior to the enforcement of such Foreign Judgment by the BC Court;

(g) if the action to enforce such Foreign Judgment is commenced and maintained in accordance with the procedural requirements of British Columbia law;

(h) if the action to enforce such Foreign Judgment is commenced against the Company within the applicable limitation periods under British Columbia law; and

(i) if no order affecting such Foreign Judgment has been made by the Attorney General of Canada under the *Foreign Extra-Territorial Measures Act* (Canada);

(j) if such Foreign Judgment was obtained by default:

(i) there was no manifest error going to the root of such Foreign Judgment; and

(ii) there is a real and substantial connection between the jurisdiction of the Foreign Court and the subject matter of the proceeding in which such Foreign Judgment was pronounced;

provided that the BC Court may stay the action because an appeal is pending or the time for appeal has not expired.

8. The Common Shares issuable to the Purchaser under the Subscription Agreement have been duly reserved for issuance, and when issued and paid for in accordance with the terms of the Subscription Agreement will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

9. The Company has taken all necessary corporate action to authorize the creation and issue of the Warrant and the Warrant has been validly created and issued.

10. The Company has taken all necessary corporate action to authorize the creation and issue of the Amended and Restated Exchange Warrant and the Amended and Restated Exchange Warrant has been validly created and issued.

11. The Underlying Shares have been duly reserved for issuance, and when issued in accordance with the terms of the Warrant will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

12. The Additional Exchange Shares have been duly reserved for issuance, and when issued in accordance with the terms of the Amended and Restated Exchange Warrant will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

13. The TSX has approved the listing of the Common Shares, Underlying Shares, Additional Exchange Shares and the common shares underlying the 2010 Warrants (the "**2010 Warrant Shares**"), subject to the terms and conditions specified in the letter from the TSX to us dated **[•]**, 2011.

14. No authorization, consent, permit, licence or approval of, or other action by, or registration or filing with or notice to, any governmental agency or authority, regulatory body, court, tribunal or other similar entity of Canada or the Province of British Columbia having jurisdiction, is required at this time in connection with the execution, delivery or performance by the Company of each of the Company Transaction Documents, other than the execution and filing with the BCSC, by or on behalf of the Company, within 10 days from the date of the issuance of the Common Shares of a report of the trade in the required form, together with payment of the prescribed filing fee.

15. Neither the execution, nor the delivery, nor the performance by the Company of any Company Transaction Document conflicts with or will conflict with, effects or will effect a breach, or constitutes or will constitute a default under, any of the terms, conditions or provisions of the notice of articles or articles of the Company or any agreement or other instrument of which we are aware and to which the Company is a party or has the benefit of, or any judgment, writ, injunction, decree, order, award or ruling of any Court of the Province of British Columbia, arbitrator or governmental authority of Canada or the Province of British Columbia of which we are aware and to which the Company is subject.

16. The offering, issuance and delivery of the Warrant and Amended and Restated Exchange Warrant by the Company to the Purchaser and the amendment of the 2010 Warrant is exempt from, and will not be subject to, the prospectus and registration requirements of the Province of British Columbia, and no other document is required to be filed, no proceeding is required to be taken, and no approval, permit, consent, order or authorization of any regulatory authority is required to be obtained under the securities laws of the Province of British Columbia to permit the offering, issuance and delivery of the Warrant and Amended and Restated Exchange Warrant by the Company, other than the execution and filing with the BCSC, by or on behalf of the Company, within 10 days from the date hereof, of a report of the trade in the required form, together with payment of the prescribed filing fee.

17. The issuance and delivery of the Underlying Shares, Additional Exchange Shares and 2010 Warrant Shares by the Company to the Purchaser upon due exercise of the Warrant, Amended and Restated Exchange Warrant or 2010 Warrant, as the case may be, in accordance with the terms thereof will be exempt from, and will not be subject to, the prospectus and registration requirements of the Province of British Columbia, and no other document is required to be filed, no proceeding is required to be taken, and no approval, permit, consent, order or authorization of any regulatory authority of the Province of British Columbia is required to be obtained under the securities laws of the Province of British Columbia to permit the offering, issuance, sale and delivery of the Underlying Shares, Additional Exchange Shares or 2010 Warrant Shares.

18. No filing, proceeding, approval, consent or authorization under the securities laws of the Province of British Columbia will be required to permit the exercise of the Warrant, Amended and Restated Exchange Warrant or 2010 Warrant.

19. The first trade of the Underlying Shares, Additional Exchange Shares and 2010 Warrant Shares by the Purchaser in British Columbia will not be deemed to be a distribution and will not be subject to the prospectus requirements under the securities laws of British Columbia, provided that:

    (i) the Company is and has been a reporting issuer in a jurisdiction in Canada for four months, or longer, immediately preceding the first trade;

    (ii) at least four months have elapsed from the "distribution date", as that term is defined in National Instrument 45-102 – *Resale of Securities* ("**NI 45-102**"), of the Warrant or the Amended and Restated Exchange Warrant;

(iii) the certificate representing the Underlying Shares or Additional Exchange Shares carries a legend, or if the security is entered into a direct registration system or other electronic book-entry system, or if the purchaser did not directly receive a certificate representing the security, the purchaser received written notice containing a legend restriction notation, stating that "Unless permitted under securities legislation, the holder of this security must not trade this security before •, 2012", except for Underlying Shares and Additional Exchange Shares issued at least four months after the date hereof in which case no such legend or written notice containing the legend restriction notation is required;

(iv) at the time of such first trade:

(a) such first trade is not a "control distribution" as that term is defined in section 1.1 of NI 45-102,

(b) no unusual effort is made to prepare the market or to create a demand for such Underlying Shares, Additional Exchange Shares or 2010 Warrant Shares, as applicable,

(c) no extraordinary commission or consideration is paid to a person or company in respect of such trade, and

(d) if the Purchaser is an insider of the Company, the Purchaser has no reasonable grounds to believe that the Company is in default of securities legislation.

20. The Company is a "reporting issuer" under the *Securities Act* (British Columbia) and is not included in the list of issuers in default prepared by the BCSC.

Qualifications

The opinion expressed in paragraph 7 above, with respect to the enforceability in a BC Court of a Foreign Judgement by an action on such Foreign Judgment for the amount due under such Foreign Judgment, is subject to:

a) general principles of equity, including, without limitation, the availability of defences such as laches, waiver or estoppel and the power of the BC Court to stay proceedings and execution of judgments;

b) bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws relating to or affecting the rights of creditors generally; and

c) the qualification that a judgment of a BC Court will be given only in Canadian Dollars.

This opinion is intended for the sole benefit of the addressee and may not be made available to or relied upon by any other person, firm or entity without our prior written consent. This opinion is

limited to the matters expressly set forth in this letter, and no opinion has been implied, or may be inferred, beyond the matters expressly stated. This opinion speaks only as to law and facts in effect or existing as of the date hereof and we undertake no obligation or responsibility to update or supplement this opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in any law that may hereafter occur.

Yours truly,